Exhibit 99.6

Medium:	Update — Bayer Informationen für Führungskräfte
Datum:	13.04.2006

Bayer makes official takeover offer for Schering

Acceptance period for the offer of EUR 86 per share ends on May 31, 2006 / Wenning: Offer is a worthwhile one for Schering shareholders

The Bayer Group officially published the offer document for the takeover of Schering AG. As already announced on March 23, 2006, the company is offering EUR 86 for each Schering share. This represents a total transaction value of approximately EUR 16.5 billion. The increase compared with the previously communicated figure of EUR 16.3 billion is primarily attributable to the fact that Schering AG has meanwhile issued shares from its own shareholding for fulfillment of employee options and will likely continue to do so during the validity period of the offer. The offer can be accepted from now until the close of May 31, 2006, and is approximately 61 percent above the unweighted 12-month average price and some 39 percent above the closing price for the Schering share before the first takeover rumors surfaced. “It is thus worthwhile for Schering shareholders to accept our offer,” said Bayer Management Board Chairman Werner Wenning. The planned merger of Schering AG and the Bayer pharmaceuticals division will create a new heavyweight of international standing in pharmaceutical specialty products. The Board of Management and the Supervisory Board of Schering AG have favorably assessed the proposal and lent it their support.

According to the offer document, Schering AG shareholders can submit a written letter of acceptance to the bank that administers their securities account by the end of the acceptance period at midnight CEST on May 31, 2006. The additional acceptance period will likely run from June 9 to midnight CEST on June 22, 2006 — however only if the minimum acceptance threshold of 75 percent is already reached by May 31, 2006. Schering shareholders can therefore not rely on definitely being able to accept the Bayer offer during the additional acceptance period. More detailed information — in particular regarding acceptance by holders of Schering ADS (American Depositary Shares) — is available in the offer document.

The purchase price will be paid after the transaction is complete, i.e. after expiration of the acceptance period and fulfillment of all existing conditions. In addition to the minimum acceptance rate of 75 percent, this also includes approval by the EU Commission and the U.S. antitrust authorities.

Shareholders who decide against accepting the takeover offer will retain their Schering shares. Until further notice, these will remain tradable on the stock market even after the transaction. The liquidity and tradability of the Schering share could be impaired, however, depending on the acceptance rate. Significant fluctuations in price are also possible.

Bayer’s goal is to acquire 100 percent of Schering AG. Depending on the takeover rate, the Group will consider delisting the Schering share on the German stock exchanges. Schering’s stock market listing in Switzerland and registration in the United States in accordance with the U.S. Securities Exchange Act of 1934 could be terminated as well, to the extent that this move would be compliant with statutory regulations.

Bayer has approximately EUR 3 billion in liquidity available for financing of the acquisition. In addition, the Group has arranged for interim financing and a syndicated loan of EUR 7 billion each with Credit Suisse and Citigroup. Various equity capital and external capital measures as well as divestments are being planned to repay the interim financing. Approximately EUR 2.3 billion have already been realized through the successful placement of a mandatory convertible bond reaching maturity on June 1, 2009. A corresponding amount of the interim financing will not be used. The equity capital measures should total up to EUR 4 billion. Proceeds from the planned sale of H.C. Starck and Wolff Walsrode in the Bayer MaterialScience division have also been earmarked for repayment of the interim financing.

“The proposed takeover of Schering is in line with out strategic objective to further grow our health care business, especially in the area of pharmaceutical specialty products,” commented Wenning. The future subsidiary “Bayer-Schering Pharmaceuticals” will have a balanced and innovative product portfolio and a well-stocked pipeline. The new company will rank among the world’s top ten providers of pharmaceutical specialty products. The merger would offer a series of other advantages as well, noted Wenning: “Our decision to establish the headquarters of Bayer-Schering Pharmaceuticals in

Berlin will strengthen the capital city’s reputation as an innovative location for industry. It is also the best way of reasserting the importance of Germany as a pharmaceutical industry base.” The company will once again be living up to its motto “Bayer — Science For A Better Life” with the acquisition of Schering.

BNC-TV: Bayer in media spotlight

Television interviews, press conferences and talks with investors and politicians: Bayer Board Management Chairman Werner Wenning was a much sought-after man on Day One after the announcement of Bayer’s planned takeover of Schering. Over the weekend, the financial pages of the most important media were once again dominated by the topic of “Bayer Schering”. CEO Wenning talked in detail about the takeover offer in numerous interviews. A report from BNC TV.

On Friday morning, Wenning, CFO Klaus Kühn and management board member Dr. Wolfgang Plischke held a telephone conference to inform analysts and investors in both Germany and abroad about the takeover offer. Two hours later, Wenning, Kühn, Plischke and Dr. Gunnar Riemann, Head of Bayer HealthCare’s Pharmaceuticals Division, fielded questions from approximately 100 journalists from various German and international media in a ninety-minute telephone conference.

“Both companies are convinced that this merger is the best solution for creating a health care heavyweight which can continue to strengthen its market position on the basis of its innovative product portfolio and a well-stocked pipeline,” said Wenning in his introductory speech.

After the telephone conference, Wenning appeared in the foyer of Bayer’s corporate headquarters to address camera teams from numerous TV channels such as ARD, ZDF, WDR, n-tv and Bloomberg TV. Bayer’s CEO explained the takeover status and then answered queries from the TV reporters. The media attention was by no means over then, however. Wenning conducted numerous live interviews with reporters from the n-tv, n24, Bloomberg TV and CNBC news channels and then with journalists from major print media to inform the public about the background and objectives of Bayer’s offer to Schering’s stockholders. Politicians also received first-hand information from Bayer’s CEO.

On Friday afternoon, by which time Bayer’s takeover offer had long since become the topic of the day for many news media, Darmstadt-based Merck AG dropped its hostile takeover bid for Schering.

“Schering is right in line with our strategic direction”

Monheim — “The acquisition of Schering AG would be another milestone in the context of our mission statement “Bayer: Science For A Better Life,” and as such would benefit the company and its employees,” declared Bayer AG Management Board Chairman Werner Wenning before an audience of some 80 employee representatives at the Assembly of Works Council members in Monheim. In his speech, Wenning outlined the background to, and details of, the planned acquisition of Schering AG, which would be the largest in the history of the Bayer Group (see previous report in BNC). The markets, he said, had welcomed the announcement. “We have made a great effort to communicate both internally within the Bayer organization and externally to the capital markets and the public at large,” Wenning emphasized. He said he had also explained the Bayer strategy to numerous politicians, particularly German Chancellor Angela Merkel and the Governing Mayor of Berlin, Klaus Wowereit.

In no way, he said, would the intended takeover be a leap in the dark. “We’ve been thinking for a long time about how to continue strengthening our health care business.” While further major acquisitions by the Bayer MaterialScience or Bayer CropScience subgroups would be likely to encounter antitrust obstacles, Wenning added, health care is the fastest growing market worldwide. Apart from the non-prescription drugs business, which Bayer has already strengthened with its acquisition of Roche’s OTC activities, the specialty pharmaceuticals business is particularly attractive, he said. Here there is scope for achieving high margins, with comparatively little pressure from generics.

“So the acquisition of Schering is right in line with our strategic direction, which is to continue strengthening the health care business, particularly in the area of pharmaceutical specialties, and in this way to substantially expand the Bayer HealthCare subgroup as a primary growth engine of the Group as a whole,” said Wenning.

Important information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained.

At the time of publication of the offer document and commencement of the tender offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG intends to apply for exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here.

These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in its reports filed with the SEC. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.”